Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

By Electronic Mail

November 12, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 12, 2020 The Nasdaq Stock Market (the "Exchange") received from Better World Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Common Stock and one Redeemable Warrant

Common Stock, par value $0.0001 per share

Redeemable Warrants, each warrant exercisable for one share of Common Stock
at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



Yolanda Goettsch